Filed by Taboola.com Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ION Acquisition Corp 1 Ltd.

Commission File No. 001-39581

Date: January 25, 2021

Taboola is going public via a SPAC, aiming to raise $545 million to expand its content recommendations to TV, cars, gaming and ecommerce

Business Insider

By Lara O’Reilly

January 25, 2021

•	Content recommendation company Taboola plans to go public by merging with a SPAC.

•	The deal, which Taboola says will value the company at $2.6 billion, is expected to bring in $545 million in cash.

•	Taboola says it intends to use the proceeds to grow into areas including ecommerce, gaming, connected TV, and in-car entertainment.

Content recommendation company Taboola planned to announce Monday it intends to go public by merging with a ION Acquisition Corp, a special purpose acquisition company (SPAC).

The deal, which the pair say will value Taboola at $2.6 billion, is expected to bring in $545 million in cash for the New York-based adtech firm.

Taboola joins a ballooning list of companies using SPACs as a vehicle to go public in recent months. There were more than 221 SPAC initial public offerings (IPOs) in 2020, up from just 59 in 2019, according to the SPAC data and research platform SPAC Analytics. SPACs, also known as “blank-check” firms, can offer companies a quicker route to the public markets and less of the scrutiny and costs involved in a traditional IPO.

Taboola is the company best known for placing its “content you may like” advertising widget at the bottom of articles and homepages on the sites of publishers including Bloomberg, NBC, and Insider.

Taboola CEO Adam Singolda told Insider that the company plans to use the proceeds from the transaction to expand to new areas, such as ecommerce and gaming, and beyond websites and apps to platforms such as connected TVs and in-car entertainment systems.

The company intends to spend $100 million on research and development projects in 2021 and acquisitions in those areas are likely on the cards, Singolda said.

“When you’re public, you have the currency to have great conversations with good companies about a value exchange,” Singolda said.

Taboola generated more than $1.2 billion in gross revenue — or $375 million, minus traffic acquisition costs — and around $34 million in operating profit in 2020, according to a company press release. The merger will bring the total cash and cash equivalents on its balance sheet to more than $600 million. The company employs about 1,400 people.

News of the deal comes just four months after a proposed merger between Taboola and fellow content recommendation company Outbrain fell apart. The transaction had dragged through the regulatory process and imploded after the pair disagreed on deal terms.

Some publishers had also expressed reservations that a combined Taboola-Outbrain could lead to downward pricing pressure as the two fierce competitors would no longer duke it out to secure the most valuable publisher contracts. (Outbrain is also reportedly seeking to go public, according to Israeli news site Haaretz.)

Singolda said his publisher and advertiser clients should look favorably on Taboola as public company, which will trade under the stock ticker symbol “TBLA”.

“I hope that for [publisher] clients, it means we want to be here forever and they can look at us in a more transparent way than before,” Singolda said. For advertisers, he said, Taboola’s investments will help it “expand into other types of budget — ecommerce, video, games, app downloads — hopefully to more touchpoints [in the advertiser] organization.”

About $259 million of Taboola’s raise will be derived from the proceeds of ION’s IPO on the New York Stock Exchange in October last year. The remainder will come from additional investors as part of the PIPE (private investment in public equity) transaction. Investors in the PIPE include Fidelity Management & Research Company, Baron Capital Group and Exor’s venture arm Exor Seeds.

Gilad Shany, CEO of ION Acquisition Corp and managing partner of investment company ION Crossover Partners, said the SPAC selected Taboola as its target investment because of its profitability, management team, global scale and growth potential.

“We are playing into a dozens and dozens of billions of dollars market on the open web,” Shany told Insider, referring to the amount of money advertisers are projected to spend on digital advertising each year on platforms and sites other than Google and Facebook.

Content recommendation companies’ advertising widgets have often been ridiculed in the ad industry and beyond, due to their prevalence of low-quality ads hawking sketchy belly fat cures or peculiar articles that claim to show what a childhood movie star looks like now — but only after the user has clicked through several pages of slideshow packed with ads.

Asked if this reputation could impact investors’ perceptions of the company, Shany said that Taboola has shown a “consistent trend” of improving the quality of its content and advertisers.

Singolda added that Taboola reviews around 500,000 articles each week and that it will continue to grow the size of its content moderation team.

“There’s an opportunity to use this [investment] resource to build a champion of the open web, with the right safeguards,” Singolda said.

Additional Information

This communication is being made in respect of the proposed transaction involving Taboola.com Ltd. (“Taboola”) and ION Acquisition Corp. 1 Ltd. (“ION”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Taboola will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of ION in connection with ION’s solicitation of proxies for the vote by ION’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Taboola and ION also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of ION’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Taboola and ION will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Taboola’s website at http://www.taboola.com. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from ION’s website at http://www.ion-am.com/spac.

Participants in the Solicitations

Taboola, ION and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from ION’s shareholders in connection with the proposed transaction. You can find more information about ION’s directors and executive officers in ION’s final prospectus dated October 1, 2020 and filed with the SEC on October 5, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Taboola’s and ION’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Taboola’s and ION’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Taboola or ION to predict these events or how they may affect Taboola or ION. Except as required by law, neither Taboola nor ION has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Taboola’s and ION’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against ION or Taboola, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of ION or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of ION or Taboola as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; Taboola’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale Taboola’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to make continued investments in Taboola’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with Taboola’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of Taboola’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in ION’s final prospectus dated October 1, 2020 relating to its initial public offering and in subsequent filings with the SEC, including the proxy statement relating to the business combination expected to be filed by ION.